Filed by Fibria Celulose S.A.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company:

Fibria Celulose S.A. (Commission File No.: 001-15018)

FIBRIA CELULOSE S.A.

(Publicly-Held Company)

Corporate Taxpayer ID CNPJ/MF No. 60.643.228/0001-21

Company Registry (NIRE) 35.300.022.807 | CVM Code No. 12793

CONSOLIDATED SYNTHETIC VOTING MAP FOR THE EXTRAORDINARY SHAREHOLDERS’ MEETING TO BE HELD ON SEPTEMBER 13, 2018

FIBRIA CELULOSE S.A. (“Fibria” or “Companhia”) (B3: FIBR3 | NYSE: FBR), pursuant to CVM Instruction No. 481, of December 17, 2009, hereby provides its shareholders with the consolidated synthetic voting map related to the Extraordinary Shareholders’ Meeting to be held on September 13, 2018 (“General Meeting”) which consolidates the remote votes received directly by the Company and those received through the registrar and the custody agents. Whereas the Company has received the votes from the holders of American Depositary Receipt (“ADRs”) in advance, it provides the synthetic voting map with the results of the remote votes, including the ADRs’ holders votes. The General Meeting shall be held on September 13, 2018, at 9:30 am, at the Company’s headquarter located in the city of São Paulo, State of São Paulo, at Rua Fidêncio Ramos, No. 302, 4th floor, in room Valor, Vila Olímpia.

A)            Votes considering (i) remote votes received by the Company; (ii) remote votes received by the registrar and custody agents; and (iii) ADRs’ holders votes:

		Number of Votes
Item	Subject	Approve	Reject	Abstain	Total
1

Approve the waiver of the tender offer for the acquisition of shares issued by the Company provided for in Article 33 of the Company’s Bylaws, with the quorum to open the meeting set forth in Article 135 of Law No. 6,404/1976 (“Brazilian Corporation Law”), in the context of the proposed corporate reorganization provided for in the “Protocol and Justification of Merger of Shares Issued by Fibria into Eucalipto Holding S.A., followed by Merger of Eucalipto Holding S.A. into Suzano Papel e Celuose” (“Protocol and Justification”), entered into on July 26, 2018 by and between the officers of Fibria, of Eucalipto Holding S.A., a closely-held corporation, enrolled with CNPJ/MF under No. 29.339.648/0001-79, with headquarters in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, nº 1355, 8º andar, sala 2, Bairro Pinheiros, CEP 01452-919 (“Holding”), and of Suzano Papel e Celulose S.A., a publicly-held company, registered with CNPJ/MF under No. 16.404.287/0001-55, with headquarters in the City of Salvador, State of Bahia, at Avenida Magalhães Neto, nº 1752, 10º andar, salas 1010 e 1011, Bairro Pituba, CEP 41810-012 (“Suzano”) (“Transaction”).

		49,451,126	49,603,859	197,819	99,252,804
2	Approve the terms and conditions of the Protocol and Justification.	49,451,002	49,604,353	197,449	99,252,804
3	Approve the Transaction, pursuant to the terms and conditions of the Protocol and Justification.	49,450,775	49,604,467	197,562	99,252,804
4	Authorize the Company’s officers to (i) subscribe, on behalf of Fibria’s shareholders, the new ordinary shares and new preferred shares to be issued by Holding, as a result of the merger of shares of Fibria, and (ii) to practice 2 SP - 23061006v2 any and all such additional acts as may be necessary for the implementation and formalization of the Protocol and Justification and of the Transaction.	49,450,988	49,603,987	197,829	99,252,804
5	Approve the proposal of a new global amount of compensation of the managers to the fiscal year of 2018, considering the possibility that the Transaction causes the early maturity of the variable consideration plans in force in the Company and the implementation of a retention plan for the officers, as per authorized in the Protocol and Justification.	42,610,433	56,278,543	363,828	99,252,804
6

Approve the appointment of Mrs. Vera Lucia de Almeida Pereira Elias and of Mr. Sergio Citeroni as alternate members of the Board of Directors of the Company, in view of the resignation presented by two (2) alternate members effective as of May 1, 2018.

	(i) Mrs. Vera Lucia de Almeida Pereira Elias.	94,127,601	4,255,887	869,316	99,252,804
	(ii) Mr. Sergio Citeroni.	97,464,559	915,629	872,616	99,252,804

B)            Remote votes received directly by the Company:

		Number of Votes
Item	Subject	Approve	Reject	Abstain	Total
1

Approve the waiver of the tender offer for the acquisition of shares issued by the Company provided for in Article 33 of the Company’s Bylaws, with the quorum to open the meeting set forth in Article 135 of Law No. 6,404/1976 (“Brazilian Corporation Law”), in the context of the proposed corporate reorganization provided for in the “Protocol and Justification of Merger of Shares Issued by Fibria into Eucalipto Holding S.A., followed by Merger of Eucalipto Holding S.A. into Suzano Papel e Celuose” (“Protocol and Justification”), entered into on July 26, 2018 by and between the officers of Fibria, of Eucalipto Holding S.A., a closely-held corporation, enrolled with CNPJ/MF under No. 29.339.648/0001-79, with headquarters in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, nº 1355, 8º andar, sala 2, Bairro Pinheiros, CEP 01452-919 (“Holding”), and of Suzano Papel e Celulose S.A., a publicly-held company, registered with CNPJ/MF under No. 16.404.287/0001-55, with headquarters in the City of Salvador, State of Bahia, at Avenida Magalhães Neto, nº 1752, 10º andar, salas 1010 e 1011, Bairro Pituba, CEP 41810-012 (“Suzano”) (“Transaction”).

		0	0	190,989	190,989
2	Approve the terms and conditions of the Protocol and Justification.	0	0	190,989	190,989
3	Approve the Transaction, pursuant to the terms and conditions of the Protocol and Justification.	0	0	190,989	190,989
4	Authorize the Company’s officers to (i) subscribe, on behalf of Fibria’s shareholders, the new ordinary shares and new preferred shares to be issued by Holding, as a result of the merger of shares of Fibria, and (ii) to practice 2 SP - 23061006v2 any and all such additional acts as may be necessary for the implementation and formalization of the Protocol and Justification and of the Transaction.	0	0	190,989	190,989
5	Approve the proposal of a new global amount of compensation of the managers to the fiscal year of 2018, considering the possibility that the Transaction causes the early maturity of the variable consideration plans in force in the Company and the implementation of a retention plan for the officers, as per authorized in the Protocol and Justification.	0	0	190,989	190,989
6

Approve the appointment of Mrs. Vera Lucia de Almeida Pereira Elias and of Mr. Sergio Citeroni as alternate members of the Board of Directors of the Company, in view of the resignation presented by two (2) alternate members effective as of May 1, 2018.

	(i) Mrs. Vera Lucia de Almeida Pereira Elias.	0	0	190,989	190,989
	(ii) Mr. Sergio Citeroni.	0	0	190,989	190,989

C)            Remote votes received by the registrar and custody agents:

		Number of Votes
Item	Subject	Approve	Reject	Abstain	Total
1

Approve the waiver of the tender offer for the acquisition of shares issued by the Company provided for in Article 33 of the Company’s Bylaws, with the quorum to open the meeting set forth in Article 135 of Law No. 6,404/1976 (“Brazilian Corporation Law”), in the context of the proposed corporate reorganization provided for in the “Protocol and Justification of Merger of Shares Issued by Fibria into Eucalipto Holding S.A., followed by Merger of Eucalipto Holding S.A. into Suzano Papel e Celuose” (“Protocol and Justification”), entered into on July 26, 2018 by and between the officers of Fibria, of Eucalipto Holding S.A., a closely-held corporation, enrolled with CNPJ/MF under No. 29.339.648/0001-79, with headquarters in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, nº 1355, 8º andar, sala 2, Bairro Pinheiros, CEP 01452-919 (“Holding”), and of Suzano Papel e Celulose S.A., a publicly-held company, registered with CNPJ/MF under No. 16.404.287/0001-55, with headquarters in the City of Salvador, State of Bahia, at Avenida Magalhães Neto, nº 1752, 10º andar, salas 1010 e 1011, Bairro Pituba, CEP 41810-012 (“Suzano”) (“Transaction”).

		19,547,226	29,817,564	1,400	49,366,190
2	Approve the terms and conditions of the Protocol and Justification.	19,547,226	29,817,564	1,400	49,366,190
3	Approve the Transaction, pursuant to the terms and conditions of the Protocol and Justification.	19,547,226	29,817,564	1,400	49,366,190
4	Authorize the Company’s officers to (i) subscribe, on behalf of Fibria’s shareholders, the new ordinary shares and new preferred shares to be issued by Holding, as a result of the merger of shares of Fibria, and (ii) to practice 2 SP - 23061006v2 any and all such additional acts as may be necessary for the implementation and formalization of the Protocol and Justification and of the Transaction.	19,547,226	29,817,564	1,400	49,366,190
5	Approve the proposal of a new global amount of compensation of the managers to the fiscal year of 2018, considering the possibility that the Transaction causes the early maturity of the variable consideration plans in force in the Company and the implementation of a retention plan for the officers, as per authorized in the Protocol and Justification.	18,238,700	30,974,981	152,509	49,366,190
6

Approve the appointment of Mrs. Vera Lucia de Almeida Pereira Elias and of Mr. Sergio Citeroni as alternate members of the Board of Directors of the Company, in view of the resignation presented by two (2) alternate members effective as of May 1, 2018.

	(i) Mrs. Vera Lucia de Almeida Pereira Elias.	45,918.871	3,211,910	235,409	49,366,190
	(ii) Mr. Sergio Citeroni.	48,231,081	899,700	235,409	49,366,190

D)            ADRs’ holders votes:

		Number of Votes
Item	Subject	Approve	Reject	Abstain	Total
1

Approve the waiver of the tender offer for the acquisition of shares issued by the Company provided for in Article 33 of the Company’s Bylaws, with the quorum to open the meeting set forth in Article 135 of Law No. 6,404/1976 (“Brazilian Corporation Law”), in the context of the proposed corporate reorganization provided for in the “Protocol and Justification of Merger of Shares Issued by Fibria into Eucalipto Holding S.A., followed by Merger of Eucalipto Holding S.A. into Suzano Papel e Celuose” (“Protocol and Justification”), entered into on July 26, 2018 by and between the officers of Fibria, of Eucalipto Holding S.A., a closely-held corporation, enrolled with CNPJ/MF under No. 29.339.648/0001-79, with headquarters in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, nº 1355, 8º andar, sala 2, Bairro Pinheiros, CEP 01452-919 (“Holding”), and of Suzano Papel e Celulose S.A., a publicly-held company, registered with CNPJ/MF under No. 16.404.287/0001-55, with headquarters in the City of Salvador, State of Bahia, at Avenida Magalhães Neto, nº 1752, 10º andar, salas 1010 e 1011, Bairro Pituba, CEP 41810-012 (“Suzano”) (“Transaction”).

		29,903,900	19,786,295	5,430	49,695,625
2	Approve the terms and conditions of the Protocol and Justification.	29,903,776	19,786,789	5,060	49,695,625
3	Approve the Transaction, pursuant to the terms and conditions of the Protocol and Justification.	29,903,549	19,786,903	5,173	49,695,625
4	Authorize the Company’s officers to (i) subscribe, on behalf of Fibria’s shareholders, the new ordinary shares and new preferred shares to be issued by Holding, as a result of the merger of shares of Fibria, and (ii) to practice 2 SP - 23061006v2 any and all such additional acts as may be necessary for the implementation and formalization of the Protocol and Justification and of the Transaction.	29,903,762	19,786,423	5,440	49,695,625
5	Approve the proposal of a new global amount of compensation of the managers to the fiscal year of 2018, considering the possibility that the Transaction causes the early maturity of the variable consideration plans in force in the Company and the implementation of a retention plan for the officers, as per authorized in the Protocol and Justification.	24,371,733	25,303,562	20,330	49,695,625
6

Approve the appointment of Mrs. Vera Lucia de Almeida Pereira Elias and of Mr. Sergio Citeroni as alternate members of the Board of Directors of the Company, in view of the resignation presented by two (2) alternate members effective as of May 1, 2018.

	(i) Mrs. Vera Lucia de Almeida Pereira Elias.	48,208,730	1,043,977	442,918	49,695,625
	(ii) Mr. Sergio Citeroni.	49,233,478	15,929	446,218	49,695,625

São Paulo, September 12, 2018

Guilherme Perboyre Cavalcanti

Financial and Investor Relations Officer

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, or an exemption therefrom.

Additional Information and Where to Find It

In connection with the proposed transaction between Fibria Celulose S.A. (the “Company”) and Suzano Papel e Celulose S.A. (“Suzano”) (the “Proposed Transaction”), the Company and Suzano will file relevant materials with the United States Securities and Exchange Commission (the “SEC”) including a registration statement of Suzano on Form F-4. The Form F-4 (when filed) will contain a prospectus and other documents.  INVESTORS AND SECURITY HOLDERS OF THE COMPANY ARE URGED TO READ THE FORM F-4 AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, SUZANO AND THE PROPOSED TRANSACTION AND RELATED MATTERS. The Form F-4 (when filed) and all other documents filed with the U.S. SEC in connection with the Proposed Transaction will be available when filed, free of charge, on the U.S. SEC’s website at www.sec.gov. In addition, the Form F-4 (when filed) all other documents filed with the U.S. SEC in connection with the Proposed Transaction will be made available, free of charge, to U.S. shareholders of the Company on the Company’s website at http://www.fibria.com.br.

FORWARD LOOKING STATEMENTS

This communication contains certain statements that are “forward-looking” statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934. Words such as “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “hope”, “intend”, “may”, “might”, “should”, “would”, “will”, “understand” and similar words are intended to identify forward looking statements.  These forward-looking statements include, but are not limited to, statements regarding the Proposed Transaction.  There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication.  For example, the expected timing and likelihood of completion of the Proposed Transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the Proposed Transaction that could reduce anticipated benefits or cause the parties to abandon the transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the agreements relating to the Proposed Transaction, the risk that the parties may not be able to satisfy the conditions to the proposed transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the proposed transaction, the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of the shares of the  Company or Suzano, the risk that the Proposed Transaction and its announcement could have an adverse effect on the ability of the Company and Suzano to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies, and other factors.  All such factors are difficult to predict and are beyond the Company’s control, including those detailed in the Company’s annual reports on Form 20-F and current reports on Form 6-K that are available on its website at http://www.fibria.com.br and on the SEC’s website at http://www.sec.gov.  The Company’s forward-looking statements are based on assumptions that the Company believes to be reasonable but that may not prove to be accurate.  The Company undertakes no obligation to publicly release the result of any revisions to any such forward-looking statements that may be made to reflect events or circumstances that occur, or which we become aware of, except as required by applicable law or regulation. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

2